Exhibit 10.1

PRESS RELEASE

Magic Software Announces a One-Week Postponement
in the Publication of its 2007 Q4 and Full Year Earnings Release

Or Yehuda, Israel, February 20, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of business application development, deployment and integration tools, today announced that it has postponed its fourth quarter earnings release, which had been originally scheduled to be published on Thursday, February 21, 2008, for one week. As such, it plans to report its 2007 fourth quarter and full year financial results on Thursday, February 28th, before the market opens.

The postponement is made in connection with the completion of various routine procedures for the preparation of its annual financial report.

Magic Software’s management will also host a conference call to discuss the financial results at 10:30 am EST (5:30 pm in Israel) on the same day – Thursday, February 28th, 2008.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 888 407 2553
From Canada: 1 866 485 2399
From UK: 0 800 917 9141
From Israel: 1 800 227 297
All others: +972 3 918 0610

Callers should reference the Magic Software Earnings Conference Call.

For those unable to listen to the conference call, there will be a replay available from the investor relations part of Magic’s web-site at: www.magicsoftware.com.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company’s service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe. For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

David Zigdon, CFO
Magic Software Enterprises Ltd
Tel. +972 (0)3 538 9600
dzigdon@magicsoftware.com